SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

SemGroup Corporation

(Name of Subject Company)

SemGroup Corporation

(Names of Person(s) Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

81663A 105

(CUSIP Number of Class of Securities)

Candice L. Cheeseman

General Counsel and Secretary

SemGroup Corporation

Two Warren Place

6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

(918) 524-8100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

David A. Katz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[SEMGROUP CORPORATION LETTERHEAD]

October 28, 2011

To Our Stockholders:

On October 28, 2011, your Board of Directors adopted a shareholder rights plan and declared a dividend distribution of common share purchase rights to the shareholders of record on November 7, 2011. This letter explains why the Board of Directors adopted the rights plan and how the rights work. A more detailed summary of the common share purchase rights and the rights plan is enclosed for your reference. In addition to the adoption of the rights plan, the Board of Directors adopted amendments to SemGroup’s Bylaws relating to the setting of a record date and other procedures applicable to stockholder action by written consent.

Share purchase rights are designed to assure that all SemGroup stockholders receive fair and equal treatment in any proposed takeover of the Company. They guard against abusive tactics to gain control of the Company without paying all shareholders a premium for that control. The Rights Plan was adopted in response to the unsolicited proposal announced by Plains All American Pipeline, L.P. to acquire all of the outstanding shares of the Company for $24.00 per share in cash which, in the unanimous view of the entire Board of Directors, substantially undervalues the Company.

We want to emphasize that the rights will not prevent a takeover, but they will deter abusive tactics from being used in a takeover. They are designed to encourage anyone seeking to acquire the Company to negotiate with the Board of Directors prior to attempting a takeover. This should enable all SemGroup shareholders to fully realize the value of their investment in the Company.

In general terms, the rights plan imposes a significant penalty upon any person or group that acquires 10% or more of our outstanding shares without the approval of our Board of Directors. The rights issued under the rights plan may be redeemed by the Board of Directors for one tenth of one cent per right prior to an acquiror or group accumulating 10% or more of the Company’s shares. The rights will not interfere with any merger or business combination approved by the Board of Directors.

Adoption of the rights plan does not weaken the financial strength of the Company or affect its business plans. Issuance of the rights:

•	has no dilutive effect on the value of the Common Shares,

•	will not affect reported earnings per share,

•	is not taxable to the Company or to you, and

•	will not change how you can trade the Company’s shares.

The rights will be exercisable only if and when a situation arises that the rights were intended to address.

In adopting the rights plan and declaring the rights dividend, the Board of Directors has expressed its confidence in the future and its determination that you, our stockholders, be given every opportunity to participate fully in that future.

On behalf of the Board of Directors.

/s/ Norman J. Szydlowski	/s/ John F. Chlebowski
Norman J. Szydlowski President and Chief Executive Officer	John F. Chlebowski Chairman, SemGroup Board of Directors

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote, consent or approval. No tender offer for the shares of SemGroup has commenced at this time. If a tender offer is commenced, SemGroup may file a solicitation/recommendation statement with the U.S. Securities and Exchange Commission (“SEC”). Any solicitation/recommendation statement filed by SemGroup that is required to be mailed to stockholders will be mailed to stockholders of SemGroup. In addition, SemGroup may file a proxy statement and other documents with the SEC. Any definitive proxy statement will be mailed to stockholders of SemGroup. INVESTORS AND SECURITY HOLDERS OF SEMGROUP ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by SemGroup through the web site maintained by the SEC at http://www.sec.gov.

A registration statement relating to the common units of the Master Limited Partnership has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities. Any offers, solicitations of offers to buy or sales of securities will only be made in accordance with the registration requirements of the Securities Act of 1933 or an exemption therefrom.

CERTAIN INFORMATION REGARDING PARTICIPANTS

SemGroup and certain of its respective directors and executive officers may be deemed to be participants under the rules of the SEC in any future solicitation of proxies or consents from SemGroup’s stockholders in respect of the matters discussed herein. Security holders may obtain information regarding the names, affiliations and interests of SemGroup’s directors and executive officers in SemGroup’s Annual Report on Form 10-K for the year ended December 31, 2010, which was filed with the SEC on March 31, 2011, and its proxy statement for the 2011 Annual Meeting, which was filed with the SEC on April 21, 2011. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in any proxy solicitation or consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in future filings with the SEC.

For Immediate Release

SEMGROUP ADOPTS SHAREHOLDER RIGHTS PLAN; AMENDS BY-LAWS

Tulsa, Oklahoma - October 28, 2011 - SemGroup Corporation (NYSE: SEMG) (“SemGroup” or the “Company”) today announced that its Board of Directors has unanimously adopted a limited duration Stockholder Rights Plan (the “Rights Plan”) and declared a dividend of one right on each outstanding share of SemGroup’s common stock. The Rights Plan was adopted in response to the unsolicited proposal announced by Plains All American Pipeline, L.P. to acquire all of the outstanding shares of the Company for $24.00 per share in cash which, in the unanimous view of the entire Board of Directors, substantially undervalues the Company.

The Rights Plan is designed to assure that all of SemGroup’s stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against tactics to gain control of SemGroup without paying all stockholders an appropriate premium for that control.

The Rights Plan is intended to enable all SemGroup stockholders to realize the long-term value of their investment in the company. It will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board of Directors prior to attempting a takeover.

Pursuant to the Rights Plan, SemGroup is issuing one right to purchase one half of one share of common stock for each current share of common stock outstanding at the close of business on November 7, 2011. Initially, these rights will not be exercisable and will trade with the shares of SemGroup’s common stock.

Under the Rights Plan, the rights generally will become exercisable only if a person or group acquires beneficial ownership of 10% or more of SemGroup’s common stock in a transaction not approved by SemGroup’s Board of Directors. In that situation, each holder of a right (other than the acquiring person, whose rights will become void and will not be exercisable) will be entitled to purchase, at the then-current exercise price, additional shares of common stock having a value of twice the exercise price of the right. In addition, if SemGroup is acquired in a merger or other business combination after an unapproved party acquires more than 10% of SemGroup’s common stock, each holder of the right would then be entitled to purchase at the then-current exercise price, shares of the acquiring company’s stock, having a value of twice the exercise price of the right.

SemGroup’s Board of Directors may redeem the rights for $0.001 per right at any time before an event that causes the rights to become exercisable. Under the Plan’s terms, the Rights will expire on the date one day after the date of SemGroup’s 2012 Annual Meeting of Stockholders.

In addition to the adoption of the Rights Plan, the SemGroup Board of Directors has unanimously adopted amendments to the Company’s bylaws (the “Bylaw Amendments”) relating to the setting of a record date and other procedures applicable to shareholder action by written consent.

Details regarding the Rights Plan and the Bylaw Amendments will be contained in a Form 8-K to be filed by SemGroup with the U.S. Securities and Exchange Commission. SemGroup stockholders will receive information regarding the Rights Plans shortly.

Barclays Capital and LCT Capital are serving as SemGroup’s financial advisors and Wachtell, Lipton, Rosen & Katz is serving as legal counsel to SemGroup and its board of directors.

About SemGroup

Based in Tulsa, OK, SemGroup® Corporation (NYSE: SEMG) is a publicly traded midstream service company providing the energy industry the means to move products from the wellhead to the wholesale marketplace. SemGroup provides diversified services for end-users and consumers of crude oil, natural gas, natural gas liquids, refined products and asphalt. Services include purchasing, selling, processing, transporting, terminalling and storing energy.

SemGroup® is a registered trademark of SemGroup Corporation.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote, consent or approval. No tender offer for the shares of SemGroup has commenced at this time. If a tender offer is commenced, SemGroup may file a solicitation/recommendation statement with the U.S. Securities and Exchange Commission (“SEC”). Any solicitation/recommendation statement filed by SemGroup that is required to be mailed to stockholders will be mailed to stockholders of SemGroup. In addition, SemGroup may file a proxy statement and other documents with the SEC. Any definitive proxy statement will be mailed to stockholders of SemGroup. INVESTORS AND SECURITY HOLDERS OF SEMGROUP ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by SemGroup through the web site maintained by the SEC at http://www.sec.gov.

A registration statement relating to the common units of the Master Limited Partnership has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities. Any offers, solicitations of offers to buy or sales of securities will only be made in accordance with the registration requirements of the Securities Act of 1933 or an exemption therefrom.

CERTAIN INFORMATION REGARDING PARTICIPANTS

SemGroup and certain of its respective directors and executive officers may be deemed to be participants under the rules of the SEC in any future solicitation of proxies or consents from SemGroup’s stockholders in respect of the matters discussed herein. Security holders may obtain information regarding the names, affiliations and interests of SemGroup’s directors and executive officers in SemGroup’s Annual Report on Form 10-K for the year ended December 31, 2010, which was filed with the SEC on March 31, 2011, and its proxy statement for the 2011 Annual Meeting, which was filed with the SEC on April 21, 2011. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in any proxy solicitation or consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in future filings with the SEC.

Contacts

SemGroup

Liz Barclay, 918-524-8158

Media Relations

or

Joele Frank, Wilkinson Brimmer Katcher

James Golden, 212-355-4449

or

Aaron Palash, 212-355-4449